SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

EKSPORTFINANS ASA
(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40 F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

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SIGNATURES
EXHIBIT INDEX
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 8, 2003		EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN Name: Tor F. Johansen Title: President and Chief Executive Officer

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EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated April 8, 2003.	4

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PRESS RELEASE

April 8, 2003

LARGEST EVER BENCHMARK BOND FOR EKSPORTFINANS

Today, Eksportfinans has priced a successful 5 year Eurobond of EUR 1 billion. The issue date is April 16, 2003 with maturity on April 16, 2008. Credit Suisse First Boston and Nomura are lead managers for the transaction, which is Eksportfinans’ first Benchmark bond in 2003.

This is the largest single funding transaction in Eksportfinans’ history, and is issued in Euro to satisfy investor preferences following a proactive price discovery process throughout the first quarter of 2003.

The deal was executed with full market transparency, and was launched after building a fully subscribed book. The issue price is 99.37, and the bond carries a coupon of 3.50%. This results in a spread of 19.5 basispoints over the 5 year German government bond (OBL 141).

In addition to the joint bookrunners CSFB and Nomura, the bond was syndicated with ABN AMRO, BNP Paribas, Citigroup, Daiwa, Deutsche Bank, Fortis Bank, Merrill Lynch, Mizuho, Royal Bank of Canada and Union Bank of Switzerland.

The transaction was well received in the market, and illustrates that Eksportfinans’ strategy to continuously foster strong and long-term relationships with investors has been a success. Also, it ensures good secondary market performance through high quality primary distribution. As was the case with the 5-year USD 750 million Benchmark issued in October 2002, Asian and European central banks account for a very large part of the loan. Many of the investors are the same as for the previous Benchmark transaction.

The President and CEO of Eksportfinans, Tor F. Johansen comments on the deal:

– Once again our Benchmark delivered as intended. We are very pleased to see the excellent distribution and the very high degree of loyalty from previous investors.

Due to Eksportfinans’ steady growth as well as increased redemptions in coming years, the institution maintains its strategy as a recurring borrower of Benchmarks, at the same time as public issuance in non-benchmark format as well as structured EMTN transactions are an important fundament to the funding programme. Eksportfinans’ long term borrowing requirements will amount to USD 3 – 3.5 billion in 2003.

Contact persons:
Tor F. Johansen President and CEO, +47 2201 2201, tfj@eksportfinans.no
Søren Elbech, Head of Funding and IR, +47 2201 2210, soe@eksportfinans.no

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